FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

Klondex Mines Ltd. (the "Corporation")
1055 West Hastings Street, Suite 2200
Vancouver, British Columbia V6E 2E9

Item 2 – Date of Material Change:

September 30, 2014

Item 3 – News Release:

A news release with respect to the material change referred to in this report was issued by the Corporation through Marketwired on September 30, 2014 and subsequently filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4 – Summary of Material Change:

The Corporation has completed an updated mineral resource estimate (the "Estimate") on its Midas project in Nevada (the "Midas Project") with an effective date of August 31, 2014. The Estimate consists of measured mineral resources of 195,000 gold equivalent ounces at 19.0 g/t (0.555 opt) gold, indicated mineral resources of 331,000 gold equivalent ounces at 14.8 g/t (0.433 opt) and inferred mineral resources of 287,000 gold equivalent ounces at 11.5 g/t (0.334 opt). The Corporation expects to file a technical report prepared by Practical Mining, LLC ("Practical Mining") on SEDAR within 45 days of the date of the news release.

Item 5 – Full Description of Material Change:

The Corporation has completed the Estimate on its Midas Project with an effective date of August 31, 2014. The Estimate consists of measured mineral resources of 195,000 gold equivalent ounces at 19.0 g/t (0.555 opt) gold, indicated mineral resources of 331,000 gold equivalent ounces at 14.8 g/t (0.433 opt) and inferred mineral resources of 287,000 gold equivalent ounces at 11.5 g/t (0.334 opt):

2.

Category	Au g/t	Au opt	Ag g/t	Ag opt	AuEq g/t	AuEq opt	AuEq koz	Au koz	Ag koz	kton	Cut-off Grade Thickness
Mineral Resources at $1,200/oz Au and $19/oz Ag
Measured	15.1	0.440	253.8	7.401	19.0	0.555	195	155	2,605	352	10 m g/t
Indicated	11.9	0.349	186.5	5.440	14.8	0.433	331	267	4,161	765	10 m g/t
M&I	12.9	0.377	207.7	6.058	16.2	0.471	526	421	6,765	1,117	10 m g/t
Inferred	9.6	0.280	119.3	3.480	11.5	0.334	287	241	2,988	858	10 m g/t
Mineral Resources Sensitivity at $800/oz Au and $12.76/oz Ag
Measured	19.4	0.567	285.3	8.32	23.9	0.696	168	137	2,010	242	15 m g/t
Indicated	15.8	0.461	212.7	6.205	19.1	0.557	262	217	2,914	470	15 m g/t
M&I	19.0	0.497	237.4	6.924	20.7	0.604	430	354	4,924	711	15 m g/t
Inferred	13.7	0.400	136.3	3.976	15.8	0.462	195	169	1,675	421	15 m g/t

TABLE 1: Midas Mineral Resources

Notes:
(1)
Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, socio-political, marketing, or other relevant issues.

(2)
The quantity and grade of reported inferred mineral resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred mineral resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

(3)	Gold and silver recoveries are 94% and 92%, respectively.

The mineral resources delineated in the Estimate are contained within sixteen distinct veins, with the majority of the mineral resources occurring within close proximity to the current mine workings at the Midas Project in previously mined veins.

The Estimate is based primarily on data from 4,149 surface and underground drill holes totaling 698,000 m (2.29 million ft) and includes data from 76 new drill holes totaling 12,594 m (41,321 ft), completed by the Corporation since acquiring the Midas Project in February 2014 to August 31, 2014. In addition to the drilling, the Estimate also utilizes 18,456 channel samples including 749 samples taken by Klondex. The Estimate was calculated using a 10 meters g/t gold equivalent cut-off and includes depletion and sterilization.

Classification of the mineral resources as measured, indicated or inferred was done based on the number of drill and channel sample composites used and the average distance from the block to the composites. For measured mineral resources, a block must have used five composites with an average distance less than 50 feet. For indicated mineral resources, a block must have used two composites within less than 100 feet, and inferred mineral resources must have two composites within 200 feet. The search orientation ellipse was maintained approximately parallel to each vein. Gold and silver values were estimated independently.

The Corporation expects to file a technical report prepared by Practical Mining on SEDAR within 45 days of the date of the news release.

The technical information contained in this material change report has been reviewed and approved by Mark Odell of Practical Mining (Nevada PE 13708 and SME 2402150), an independent Qualified Person for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

3.

Item 6 – Reliance on Subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 – Omitted Information:

Not applicable.

Item 8 – Executive Officer:

The following executive officer of the Corporation is knowledgeable about the material change and this report and may be contacted at the following telephone and fax numbers:

Paul Huet
President and Chief Executive Officer
Telephone:       (775) 284‐5757

Item 9 – Date of Report:

October 10, 2014